Exhibit 99.1

SOURCE:	AXCAN PHARMA INC.
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA
TSX SYMBOL (Toronto Stock Exchange):	AXP

DATE:	June 14, 2007

AXCAN PHARMA INITIATES MAX-002 PHASE III CLINICAL TRIAL TO EVALUATE THE EFFICACY AND SAFETY OF A HIGH-CONCENTRATION 1 GRAM MESALAMINE SUPPOSITORY

MONT-SAINT-HILAIRE, Quebec – Axcan Pharma Inc. ("Axcan" or the "Company") (NASDAQ: AXCA - TSX: AXP) today announced the initiation of MAX-002, a Phase III clinical trial to evaluate the efficacy and safety of a novel, high-concentration, 1 gram mesalamine suppository for the treatment of ulcerative proctitis. The Company has also filed a formulation and process patent application for the drug, which, if granted, could provide protection until 2027. If approved, the Company would market this new product as part of its CANASA product line in the United States.

"We believe that the initiation of this trial is great news not only for Axcan, but also for patients suffering from active ulcerative proctitis, a chronic inflammatory disease affecting the inner colonic mucosa. This novel, improved formulation of the CANASA 1 gram suppository we currently market in the United States may potentially improve onset of action, and should provide several key advantages, including size, as it is 25% smaller than the current formulation. If proved as efficacious as CANASA, we believe that it will greatly improve patients’ compliance and quality of life, as patients should find MAX-002 more comfortable than CANASA. Consequently, MAX-002 should have a positive impact on treatment compliance, while providing the safety and efficacy patients expect from this product,” said Frank Verwiel, M.D., President and Chief Executive Officer of Axcan. "If approved, we expect that MAX-002, which could have patent protection until 2027, will allow us to strengthen our competitive position in the U.S. rectal mesalamine market."

STUDY DESIGN

It is anticipated that this international Phase III, randomized, parallel group trial will involve approximately 250 patients diagnosed with ulcerative proctitis. Patients will be randomized to one of the treatment groups and will receive either MAX-002 or comparator. The primary efficacy endpoint will be measured by comparing Disease Activity Index (DAI) values between the treatment groups. The trial is expected to be completed in the second half of calendar 2008.

ULCERATIVE PROCTITIS AND THE U.S. RECTAL MESALAMINE MARKET

Ulcerative proctitis is a subgroup of ulcerative colitis, one of the most common inflammatory bowel diseases. For approximately 30% of patients with ulcerative colitis, the illness begins as ulcerative proctitis where bowel inflammation is limited to the rectum. Currently, it is estimated that there are 1 million cases of inflammatory bowel disease in the U.S. with approximately 400,000 new cases every year. In the United States alone, the rectal mesalamine market is valued at approximately U.S. $110 million annually. In the United States, Axcan currently markets a 1 gram mesalamine suppository indicated for ulcerative proctitis, under the brand CANASA. Fiscal 2006 U.S. sales of CANASA amounted to U.S. $53.1 million.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan's products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol "AXCA" and on the Toronto Stock Exchange under the symbol "AXP".

This release contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking, including, without limitation, the Company's expectations with respect to the benefits and acceptance of new drugs and are generally identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties and undue reliance should not be placed on these statements. Certain material assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations are outlined in the body of this news release, and also include the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, the protection of our intellectual property, including the approval of patent applications, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian securities regulators.

The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. Axcan undertakes no obligation to update or revise any forward-looking statement, unless obligated to do so pursuant to applicable securities laws and regulations.

The name CANASA appearing in this press release is a trademark of Axcan Pharma Inc. and its subsidiaries.

INFORMATION:	Isabelle Adjahi

Senior Director, Investor Relations and Communications

Axcan Pharma Inc.

Tel: (450) 467-2600 ext. 2000

www.axcan.com